SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2015

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Anadarko Awards CGG the Largest Proprietary 3D Marine

Seismic Survey in Colombia

Paris, France – March 19, 2015

CGG announced today that it has been awarded a contract by a subsidiary of Anadarko Petroleum Corporation to acquire and process a 16,314-km2 3D seismic survey on the Caribbean coast offshore Colombia. The survey will be the largest marine seismic program ever acquired in Colombia and follows CGG’s successful completion of Anadarko’s 5,500-km2 3D Fuerte survey offshore Colombia in 2013.

The survey, covering portions of the Col-1 and Col-2 blocks, will be acquired by the Oceanic Sirius and Oceanic Vega. These environmentally certified vessels are the flagships of CGG’s seismic fleet. Each vessel will tow a 12 x 120 x 8,100 m spread using Sercel’s Sentinel® steerable solid streamers and CGG’s proprietary DovetailTM efficient acquisition solution designed to achieve more regular sampling and reduce infill. The survey will start in the second quarter of 2015, subject to regulatory approval. The survey data will be processed in CGG’s Houston subsurface imaging center.

Jean-Georges Malcor, CEO, CGG, said: “We are very pleased to have been selected for this important contract, based on our advanced technology, the tight integration between our marine seismic acquisition and subsurface imaging groups and our deep in-country operational experience in Colombia. A project award of this magnitude underlines the confidence Anadarko has in our technology and expertise. We look forward to once again helping Anadarko reach its exploration goals in Colombia.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 8,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications	Investor Relations

Christophe Barnini	Catherine Leveau
Tel: + 33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: : invrelparis@cgg.com	E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 19th, 2015	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO